UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 000-21767

ViaSat, Inc. 401(k) Profit Sharing Plan

(Full title of plan and the address of the plan,

if different from that of the issuer named below)

ViaSat, Inc.

(Name of issuer of the securities held pursuant to the plan)

6155 El Camino Real

Carlsbad, California 92009

(760) 476-2200

(Address of principal executive offices and telephone number)

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable.

Item 3.	Not applicable.

Item 4.	The ViaSat, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Attached hereto are the audited financial statements and related schedule of the Plan for the fiscal year ended March 31, 2011, which have been prepared in accordance with the financial reporting requirements of ERISA.

Exhibits.

The Exhibit Index on page 15 is incorporated herein by reference as the list of exhibits required as part of this report

VIASAT, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF MARCH 31, 2011 AND 2010, AND FOR THE FISCAL YEAR ENDED MARCH 31, 2011

All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrator of the ViaSat, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the ViaSat, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of March 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the fiscal year ended March 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2011 and 2010, and the changes in net assets available for benefits for the fiscal year ended March 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of March 31, 2011, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

/s/ KIECKHAFER, SCHIFFER & COMPANY LLP

Irvine, California

September 26, 2011

VIASAT, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF MARCH 31, 2011 AND 2010

	2011	2010
ASSETS:
Investments (at fair value):
Mutual funds	$119,838,881	$88,775,853
Common/collective trusts	45,739,379	38,476,556
ViaSat, Inc. common stock	11,060,586	5,501,914
Self-directed brokerage accounts	330,021	53,216
Interest-bearing cash	9,087	3,893

Total investments	176,977,954	132,811,432

Receivables:
Employer contributions	6,340,435	5,096,202
Employee contributions	—	52,461
Notes receivable from participants	3,306,429	2,524,932

Total receivables	9,646,864	7,673,595

Net assets before adjustment from fair value to contract value for fully benefit-responsive investment contracts	186,624,818	140,485,027
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	166,219	722,598

NET ASSETS AVAILABLE FOR BENEFITS	$186,791,037	$141,207,625

The accompanying notes are an integral part of these financial statements.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE FISCAL YEAR ENDED MARCH 31, 2011

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Interest income	$1,769
Dividend income	2,383,697
Net appreciation in fair value of all investments	21,232,682

Total investment income	23,618,148

Interest on notes receivable from participants	155,291

Contributions:
Employer	6,340,435
Employee	15,722,615
Rollover	6,052,060

Total contributions	28,115,110

Total additions	51,888,549

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	6,247,435
Deemed distributions	5,001
Administrative expenses	52,701

Total deductions	6,305,137

NET INCREASE	45,583,412
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the year	141,207,625

End of the year	$186,791,037

The accompanying notes are an integral part of these financial statements.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2011

1.	Description of Plan

The following description of the ViaSat, Inc. 401(k) Profit Sharing Plan (as amended to date, the “Plan”) provides only general information. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution savings and profit sharing plan sponsored by ViaSat, Inc. (the “Company” or the “Employer”) to encourage and assist eligible employees of the Company and its designated subsidiaries to adopt a regular program of savings to provide additional security for retirement. The Plan was originally effective on January 1, 1990. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective April 1, 2009, Wells Fargo Trust Company (“Wells Fargo”) was removed as trustee of the Plan and at the same time JP Morgan Chase Bank N.A. (“JP Morgan”) was appointed to act as a non-discretionary successor trustee of the trust established as part of the Plan pursuant to a trust agreement (the “Trust Agreement”). JP Morgan as trustee is authorized to hold the assets of the trust under the terms of the Trust Agreement.

Effective June 9, 2009, Company common stock was added as a permitted investment option for participants.

On December 15, 2009, the Company acquired WildBlue Holdings, Inc. (“WildBlue”). Employees of WildBlue became eligible to participate in the Plan effective February 1, 2010.

Effective July 1, 2011, subsequent to the Plan year end, the Plan was amended to allow for in-plan Roth rollovers.

Administration

The Plan is administered by the Company and its Board of Directors. The Plan’s trustee and custodian as of March 31, 2011 and 2010 was JP Morgan. The Company’s Board of Directors has the discretion to appoint or remove any trustee or agent of the Plan. The trustee has the full power to administer the Plan and apply all of its provisions on behalf of the Company’s Board of Directors.

Eligibility

To be eligible to participate in the Plan, an employee must be age 18 or older. In addition, in order to be eligible to receive employer contributions, an employee must have completed three months of service.

Contributions

Participants may contribute to the Plan on a pre-tax basis and/or on an after tax Roth basis subject to the provisions of the Internal Revenue Code (the “Code”). In addition, participants who will be at least age 50 by the end of the tax year may make an additional “catch-up” contribution as prescribed by the Code. Participants may change their elective deferrals any time during the Plan fiscal year.

The Company may, at its discretion, make matching contributions to the Plan in the form of cash or the Company’s common stock. During the fiscal year ended March 31, 2011, the Company elected to make matching contributions of 50% of each employee’s pre-tax and after-tax Roth contributions not to exceed 10% of the employee’s eligible compensation. Deferrals made in the first 90 days of an employee’s employment are not included in the matching contribution calculation, but an employee’s eligible compensation for the entire fiscal year is taken into consideration for purposes of determining the maximum match. Matching contributions are accrued in the period in which the Plan administrator is reasonably certain of its occurrence.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2011

Matching contributions by the Company are invested in the participants’ accounts according to their specified allocation of investment fund options as of the date of the contribution. However, if the match is made with Company’s common stock, participants have the option to transfer all or part of those amounts into any other investments available under the Plan. The employer matching contributions receivable of $6,340,435 as of March 31, 2011, was paid in June of 2011 with the Company’s common stock.

Additionally, the Plan allows for discretionary profit sharing contributions and qualified non-elective contributions (“QNEC”) by the Company. For the fiscal year ended March 31, 2011, there were no discretionary profit sharing contributions or QNEC contributions made.

Rollover contributions meeting certain guidelines detailed in the Plan document may be made to the Plan.

Participant Accounts

Separate accounts are maintained for each participant. Participants direct the investment of their Plan accounts among a variety of investment options. Participants may change their elections, including the Company common stock, on a daily basis. Plan earnings (losses) from investments are allocated to the participant account balances on a daily basis using a weighted-average of participant account balances.

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Participants vest in Company matching and profit sharing contributions as follows:

Years of Vesting Service	Vested Percentage
Less than 2 years	0%
2 but less than 3 years	20%
3 but less than 4 years	40%
4 but less than 5 years	60%
5 but less than 6 years	80%
6 or more years	100%

Additionally, participants become 100% vested in Company contributions upon death, disability, or upon reaching the retirement age as defined in the Plan document.

Forfeitures

Amounts forfeited by terminated employees are first used to pay expenses of the Plan and then to reduce Company matching contributions. As of March 31, 2011 and 2010, forfeitures of $123,757 and $536,520, respectfully, were available to reduce future contributions. During the fiscal year ended March 31, 2011, forfeitures of $536,520 were utilized to reduce the fiscal year 2010 employer contribution. Subsequent to the fiscal year 2011, forfeitures of $76,777 were utilized to reduce the fiscal year 2011 employer contribution.

Payment of Benefits

Prior to termination of employment, a participant may withdraw all or any portion of their rollover balance. Upon retirement or other termination of employment, participants or their beneficiaries are entitled to receive their vested balances in a lump sum distribution or installment payments. Involuntary cash-out distributions of amounts greater than $1,000 are distributed in the form of a direct rollover to an individual retirement plan designated by the Plan administrator.

Hardship Withdrawals

Upon certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, a portion of their vested account as a result of an immediate and heavy financial need. These conditions include unreimbursed medical expenses, the purchase of the participant’s principal residence, the payment of post-secondary education tuition, the payment of burial or funeral costs of immediate family members, the payment of natural disaster clean-up on the participant’s principal residence or to prevent eviction or foreclosure from the participant’s principal residence. A participant’s right to make deferrals to the Plan will be suspended for six months after the receipt of a hardship withdrawal.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2011

Notes Receivable from Participants

Participants are eligible to borrow the lesser of $50,000 or 50% of their vested account balance subject to certain limitations outlined in the Plan. The notes are secured by the vested balance in the participant’s account and bear interest at the prime rate at inception of the note plus 1%. Principal and interest is paid ratably through payroll deductions. At March 31, 2011, notes receivable from participants mature through 2040 and bear interest between 4.25% and 9.25% per annum.

If an active participant discontinues making note payments and fails to make payments when they are due under the terms of the note, the note will be considered in default. Under certain circumstances, as indicated in the Plan, a note that is in default may be deemed a distribution from the Plan and will be included in the Statements of Changes in Net Assets Available for Benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants become 100% vested in their accounts.

Investment Options

Upon enrollment into the Plan, a participant may direct employer and participant contributions into any of several investment options, including the ViaSat, Inc. Common Stock Fund and self-directed brokerage accounts. A participant may transfer amounts from other investment options into the ViaSat, Inc. Common Stock Fund, provided that no transfer will cause more than 20% of a participant’s account to be invested in the ViaSat, Inc. Common Stock Fund.

2.	Summary of Significant Accounting Policies

Basis of Accounting and Accounting Standards Codification

The Plan follows accounting standards set by the Financial Accounting Standards Board (the “FASB”), which establishes generally accepted accounting principles in the United States (“GAAP”) that are followed in reporting the statements of net assets and statement of changes in net assets. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with GAAP. References to GAAP issued by the FASB in these notes are to the FASB Accounting Standards Codification, referred to as the “Codification” or “ASC”.

Investment Valuation and Income Recognition

The Plan follows the fair value measurement and disclosure requirements of ASC 820. ASC 820 defines fair value as the exchange price that would be received for the asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability. The Plan’s investments are recorded at fair value. See Note 4 – Fair Value Measurements below for further information on the valuation of investments.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the fully benefit-responsive fund (JP Morgan Stable Asset Income Fund) is included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2011

Administrative Expenses

Administrative expenses of the Plan may be paid by the Company and are not intended to be reimbursed by the Plan. Certain costs are incurred as transactions occur. These costs are included in the price of investments bought and/or sold and are part of the administrative expenses disclosed in the statement of changes in net assets available for benefits. For the fiscal year ended March 31, 2011, the Plan did not have any administrative expenses other than those incurred as transactions occur.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the fair values of certain investments. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan assets are invested in a variety of investments. Investment securities are exposed to various risks, including foreign currency exchange rate risk, interest rate risk, market risk, and credit risk. The Plan’s investment options also include a stable return fund, which is a general obligation of the issuer. As such, performance under this contract is dependent on the financial wherewithal of the issuer and deterioration in the financial condition of the issuer will increase the likelihood of nonperformance of the issuer’s obligations. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in investment values may occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820 by adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements, and clarification of existing fair value disclosures. This guidance was effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan adopted this guidance for the fiscal year ended March 31, 2011, without material impact on the Plan’s financial statements and disclosures.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Plans clarifying the classification and measurement of participant loans held by defined contribution pension plans. This guidance requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balances, plus any accrued but unpaid interest. The Plan adopted this guidance during the fiscal year ended March 31, 2011, which was applied retrospectively. Net assets of the Plan were not affected and the amount reported for participant loans did not change from the amount previously reported at March 31, 2010 by the adoption of this guidance. The amount reported for participant loans at March 31, 2010, however, has been reclassified to “Notes receivable from participants” on the Statements of Net Assets Available for Benefits in accordance with this update.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820), which requires additional disclosures and clarifies measurements for certain instruments. ASU 2011-04 is effective for annual reporting periods beginning after December 15, 2011. The Plan administrator does not expect a material impact from the required adoption of this guidance.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2011

Subsequent Events

The Plan administrator has evaluated subsequent events and determined that no significant events have occurred requiring adjustments to the financial statements or disclosures.

3.	Investments

The Plan’s investments were held by JP Morgan as of March 31, 2011 and 2010. The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at fair value as of March 31, 2011 and 2010:

	2011	2010
American Century Growth-Inst	$11,214,348	$9,663,680
Columbia Midcap Index Fund-Z	12,056,551	8,512,621
Delaware Emerging Markets-Inst	11,948,779	9,925,908
JP Morgan Small Cap Equity	13,253,765	10,495,704
JP Morgan Stable Asset Income Fund	24,284,813	22,167,931
Natixis Loomis Sayles Inv	14,872,314	11,301,538
SSgA S&P 500 Index Fund	21,454,566	16,308,625
Wells Fargo Advantage Specialized Tech-A	12,807,384	9,499,028
ViaSat, Inc. Common Stock	11,060,586	—

For the fiscal year ended March 31, 2011, the Plan’s investments (including gains and losses bought and sold, as well as held during the year) appreciated in value as follows:

2011
Mutual funds	$15,655,955
Common/collective trusts	3,270,969
Company’s common stock	2,294,647
Self-directed brokerage account	11,111

$21,232,682

4.	Fair Value Measurements

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value (these are often based on internal models and there is rarely a two-way market).

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investments held in the Plan primarily consist of mutual funds, common/collective trusts, a money market fund (interest bearing cash) and the Company’s common stock. These assets are recorded at fair value on a recurring basis. Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used as of March 31, 2011 and 2010.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2011

Mutual funds: Valued at the closing net asset value (“NAV”) reported on the last business day of the fiscal year based on quoted market prices available on an active market.

Common/collective trusts: Valued by the issuer of the common/collective trust funds based on the market value of its underlying investments. The underlying investments are valued by the issuer using quoted market prices on active markets. As of March 31, 2011 and 2010, the common/collective trusts consisted of the JP Morgan Stable Asset Income Fund and the State Street Global Advisors (SSgA) S&P 500 Index Fund. The JP Morgan Stable Asset Income fund contains wrapper contracts comprised of both underlying investments and contractual components which have observable Level 1 or Level 2 pricing inputs, including quoted prices for similar assets in active and non-active markets. The SSgA S&P 500 Index Fund has an investment objective to approximate the performance of the S&P 500 Index over the long term. The fund does not have any restrictions on redemption.

The JP Morgan Stable Asset Income Fund is a fully benefit-responsive fund/contract holding wrapper contracts in order to manage the market risk and return of certain securities held by the JP Morgan Stable Asset Income Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the investment contract and are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses. The overall effective yield and crediting interest rate for the fund was approximately 2.68% and 2.44%, respectively, for fiscal year 2011 and 3.37% and 2.45%, respectively, for fiscal year 2010. The crediting rate is reset each calendar quarter based on data as of the last business day of the month prior to the end of the quarter. All wrap contracts have a 0% minimum crediting rate.

Company common stock: Investments in securities (common stock) traded on a national securities exchange are valued at the last reported sales price on the last business day of the fiscal year.

Self-directed brokerage accounts: The self-directed brokerage accounts are valued based on the fair value of the underlying investments. The underlying investments are carried at fair value based on quoted marked prices.

Interest bearing cash: Short-term money market instruments are valued at cost, which approximates fair value based on quoted market prices available on an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan administrator believes these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2011

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of March 31, 2011.

	Level 1	Level 2	Level 3	Total
Mutual funds:
Blend	$21,141,439	$—	$—	$21,141,439
Bond	14,872,314	—	—	14,872,314
Emerging markets	11,948,779	—	—	11,948,779
Government	5,156,789	—	—	5,156,789
Growth	25,618,138	—	—	25,618,138
Target	18,617,242	—	—	18,617,242
Technology	12,807,384	—	—	12,807,384
Value	9,676,796	—	—	9,676,796

Total mutual funds	119,838,881	—	—	119,838,881
Common/collective trusts
Stable value fund	—	24,284,813	—	24,284,813
Index fund	—	21,454,566	—	21,454,566

Total common/collective trusts	—	45,739,379	—	45,739,379
ViaSat, Inc. common stock	11,060,586	—	—	11,060,586
Interest bearing cash	9,087	—	—	9,087
Self-directed brokerage account	—	330,021	—	330,021

Total assets at fair value	$130,908,554	$46,069,400	$—	$176,977,954

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of March 31, 2010.

	Level 1	Level 2	Level 3	Total
Mutual funds:
Blend	$14,367,052	$—	$—	$14,367,052
Bond	11,301,538	—	—	11,301,538
Emerging markets	9,925,908	—	—	9,925,908
Government	4,425,930	—	—	4,425,930
Growth	20,521,587	—	—	20,521,587
Target	10,822,799	—	—	10,822,799
Technology	9,499,028	—	—	9,499,028
Value	7,912,011	—	—	7,912,011

Total mutual funds	88,775,853	—	—	88,775,853
Common/collective trusts
Stable value fund	—	22,167,931	—	22,167,931
Index fund	—	16,308,625	—	16,308,625

Total common/collective trusts	—	38,476,556	—	38,476,556
ViaSat, Inc. common stock	5,501,914	—	—	5,501,914
Interest bearing cash	3,893	—	—	3,893
Self-directed brokerage account	—	53,216	—	53,216

Total assets at fair value	$94,281,660	$38,529,772	$—	$132,811,432

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2011

The following table provides information regarding redemption of investments where the NAV has been used as a practical expedient to measure fair value at March 31, 2011 and 2010:

	Fair Value		Redemption Frequency	Redemption Notice Period
	2011	2010
Common/collective trusts:
Stable value fund	$24,284,813	$22,167,931	Daily	1 – 2 days
Index fund	$21,454,566	$16,308,625	Daily	1 – 2 days

The stable value fund primary objective is to seek the preservation of principal, while providing current income and liquidity. The stable value fund invests in a highly diversified fixed income strategy which may include U.S. treasury and agency securities, mortgage-backed securities, asset-backed securities, commercial mortgage-backed securities, private mortgages, corporate and short-term investments through investments in other commingled pension trust funds established, operated and maintained by JPMorgan. The fund also may invest in synthetic guaranteed investment contracts and similar products.

The SSgA S&P 500 Index fund seeks to replicate the returns and characteristics of the S&P 500 Index. To achieve its objective, the fund invests in a portfolio that owns units of one or more portfolios that hold securities of the S&P 500 Index, in the same capitalization weights as they appear in the index.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of March 31, 2011 and 2010 to the Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$186,791,037	$141,207,625
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(166,219)	(722,598)

Net assets available for benefits per the Form 5500	$186,624,818	$140,485,027

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the fiscal year ended March 31, 2011 to the Form 5500:

Net increase before transfer of assets into the plan in net assets available for benefits per the financial statements	$45,583,412
Adjustment from fair value to contract value for fully benefit-responsive investment contract	556,379

Net increase in net assets available for benefits per the Form 5500	$46,139,791

6.	Party-In-Interest Transactions

A party-in-interest is defined as a fiduciary or employee of the Plan, any person who provides service to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee organization, or a relative of such persons mentioned.

Certain Plan investment options are sponsored by JP Morgan, the trustee of the Plan. Therefore, any transaction executed with JP Morgan qualifies as a party-in-interest transaction.

In addition, the Plan sponsor, ViaSat, Inc., is a party-in-interest. However, there were no transactions with the Plan sponsor other than funding contributions.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2011

7.	Tax Status

The Plan has adopted a prototype 401(k) plan document designed by JP Morgan which received a favorable opinion dated March 31, 2008. The opinion indicates that the prototype plan has been reviewed by the Internal Revenue Service and was found to be a qualified plan under Section 401(k) of the Code and thus exempt from federal income taxes under the provisions of Section 401(a) of the Code. The Plan has been amended since receiving the opinion letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and tax exempt as of the date of the financial statements.

Assuming it meets certain initial and ongoing requirements, the Plan is generally exempt from federal and state income taxes. However, GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for fiscal years prior to fiscal year 2007.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

(Plan Number 001, Sponsor EIN Number 33-0174996)

Schedule H, Part IV, line 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF MARCH 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Mutual Funds:
	Dodge & Cox	DG & COX STK	**	$4,257,298
	American Funds	Europac Growth	**	9,084,888
	Columbia	Midcap Index Fund – Z	**	12,056,551
	American Century	Growth-Inst	**	11,214,348
*	JP Morgan	Mid Cap Growth-Select	**	1,150,025
*	JP Morgan	Small Cap Equity	**	13,253,765
*	JP Morgan	JPM Mid Cap Value-Select	**	5,419,498
	Delaware	Emerging Markets-Inst	**	11,948,779
	T. Rowe Price	GNMA Fund	**	5,156,789
	Wells Fargo Advantage	Specialized Tech-A	**	12,807,384
	Wells Fargo Advantage	Target Today	**	197,703
	Wells Fargo Advantage	Target 2010	**	1,235,964
	Wells Fargo Advantage	Target 2020	**	5,626,102
	Wells Fargo Advantage	Target 2030	**	6,904,621
	Wells Fargo Advantage	Target 2040	**	3,793,608
	Wells Fargo Advantage	Target 2050	**	859,244
	Natixis	Loomis Sayles Inv	**	14,872,314

				119,838,881
	Common/Collective Trusts
*	JP Morgan	Stable Asset Income Fund	**	24,284,813	***
	State Street Global Advisors (SSgA)	S&P 500 Index Fund	**	21,454,566

				45,739,379
	Employer Common Stock
*	ViaSat, Inc.	Employer Common Stock	**	11,060,586

				11,060,586
	Interest Bearing Cash
*	JP Morgan	Money Market	**	9,087

				9,087
	Self-Directed Brokerage Account
*	Chase	CISC Brokerage	**	330,021

				330,021
*	Plan participants	Participant loans with interest ranging	**	3,306,429

		from 4.25% - 9.25% Maturing through 2040		3,306,429

	Total			$180,284,383

*	Party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.
***	Excludes adjustment from fair value to contract value for fully benefit-responsive investment contracts.

The accompanying notes are an integral part of this supplemental schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

VIASAT, INC. 401(K) PROFIT SHARING PLAN

	By:	ViaSat, Inc., the Plan Administrator

Date: September 26, 2011	By:	/s/ Ronald G. Wangerin
Ronald G. Wangerin
Vice President and Chief Financial Officer and the Plan Administrator’s Designee

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23.1	Consent of Kieckhafer, Schiffer & Company LLP, independent accountant